Amendment No. 3 to confidential draft submission

As submitted confidentially to the Securities and Exchange Commission on June 21, 2021 pursuant to the Jumpstart Our Business Startups Act of 2012. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

iCIMS Holding LLC

to be converted as described herein to a corporation named

iCIMS Holding Corp.

(Exact name of registrant as specified in its charter)

Delaware	7372	83-1601391
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

101 Crawfords Corner Road

Suite 3-100

Holmdel, NJ 07733

Telephone: (888) 279-3992

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

N. Steven Lucas

iCIMS Holding Corp.

Chief Executive Officer

101 Crawfords Corner Road

Suite 3-100

Holmdel, NJ 07733

(888) 279-3992

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Robert M. Hayward, P.C. Robert E. Goedert, P.C. Kirkland & Ellis LLP 300 North LaSalle Chicago, Illinois 60654 (312) 862-2000	Michael Kaplan Pedro J. Bermeo Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000

Approximate date of commencement of proposed sale to the public:

As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated Filer	☐

Non-accelerated filer	☒	Smaller Reporting Company	☐

		Emerging Growth Company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Stock, par value $0.001 per share	$	$

(1)	Includes the aggregate offering price of shares of common stock subject to the underwriters’ option to purchase additional shares.
(2)	Estimated solely for purposes of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Amendment No. 3 to the draft registration statement on Form S-1 (the “Draft Registration Statement”) of iCIMS Holding LLC is being confidentially submitted for the purpose of filing certain exhibits and making certain modifications to Item 15, in each case, as indicated in Part II of this Draft Registration Statement. This Amendment No. 3 does not modify any provision of the prospectus that forms a part of the Draft Registration Statement. Accordingly, the preliminary prospectus constituting Part I of the Draft Registration Statement has been omitted.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth all costs and expenses, other than the underwriting discounts and commissions payable by us, in connection with the offer and sale of the securities being registered. All amounts shown are estimates except for the Securities and Exchange Commission, or SEC, registration fee and the FINRA filing fee.

SEC registration fee	$	*
FINRA filing fee		*
NASDAQ listing fee		*
Printing expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent fees and registrar fees		*

Miscellaneous expenses		*

Total expenses	$	*

*	To be provided by amendment.

Item 14. Indemnification of Directors and Officers.

Section 102(b)(7) of the DGCL allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our certificate of incorporation will provide for this limitation of liability.

Section 145 of the DGCL, or Section 145, provides that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was illegal. A Delaware corporation may indemnify any persons who are, were or are a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests, provided that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

Our bylaws will provide that we will indemnify our directors and officers to the fullest extent authorized by the DGCL and must also pay expenses incurred in defending any such proceeding in advance of its final disposition upon delivery of an undertaking, by or on behalf of an indemnified person, to repay all amounts so advanced if it should be determined ultimately that such person is not entitled to be indemnified under this section or otherwise.

Upon completion, of this offering we intend to enter into indemnification agreements with each of our executive officers and directors. The indemnification agreements will provide the executive officers and directors with contractual rights to indemnification, expense advancement and reimbursement, to the fullest extent permitted under the DGCL.

The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our certificate of incorporation or bylaws, agreement, vote of shareholders or disinterested directors or otherwise.

We will maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers. The proposed form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement provides for indemnification of our directors and officers by the underwriters party thereto against certain liabilities arising under the Securities Act or otherwise.

Item 15.    Recent Sales of Unregistered Securities.

Set forth below is information regarding securities sold by us within the past three years that were not registered under the Securities Act. Also included is the consideration, if any, received by us for such securities and information relating to the section of the Securities Act, or rule of the SEC, under which exemption from registration was claimed.

Since we were formed on August 9, 2018, we have made sales of the following unregistered securities:

•

On August 14, 2018, we issued an aggregate of 218,513.83 common units to certain rollover investors and re-investors, including certain of our officers and employees, for an aggregate of $218.5 million in connection with Vista’s acquisition of iCIMS, Inc., of which 217,447.24 units remain outstanding.

•	On September 12, 2018, we issued 635,000 common units for an aggregate of $635.0 million in connection with the acquisition of iCIMS, Inc. by affiliates of Vista and certain other investors.

•

From November 13, 2018 through March 31, 2021, we granted certain directors, employees, consultants, and other service providers options to acquire 106,619.71 common units with per unit exercise prices ranging from $1,000.00 to $2,008.70, of which 58,690.16 units remain outstanding.

•	On April 4, 2019 we granted 150 participating units (all of which are vested) for a total fair value of $150,000.00 to a certain employee.

•	On March 2, 2020, we sold 28,500 common units at a price of $1,121.90 per unit for an aggregate of $32.0 million, financed by a secured recourse promissory note, to a certain employee.

•

On December 10, 2020, we issued 13,641.72 common units for an aggregate of $27.3 million to certain rollover investors in consideration for certain outstanding shares to acquire equity securities of Altru Labs Inc. in connection with our acquisition of Altru Labs Inc., all of which remain outstanding.

•	From January 19, 2021 through March 24, 2021, we granted 225 performance-based restricted stock units (all of which are unvested) for a total fair value of $451,957.50 to two of our advisors.

•	From March 1, 2021 through April 23, 2021, we granted 225 time-based restricted stock units (all of which are unvested) for a total fair value of $451,957.50 to two of our directors.

The offers and sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act, as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the above securities represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof. Appropriate legends were placed upon any stock certificates issued in these transactions.

Item 16. Exhibits and Financial Statement Schedules.

(i) Exhibits

Exhibit Number	Description

1.1*	Form of Underwriting Agreement

3.1	Form of Amended and Restated Certificate of Incorporation of iCIMS Holding Corp., to be in effect upon the closing of this offering

3.2	Amended and Restated Bylaws of iCIMS Holding Corp., to be in effect upon the closing of this offering

4.1	Form of Registration Rights Agreement

5.1*	Opinion of Kirkland & Ellis LLP

10.1	Credit Agreement, dated as of September 12, 2018, among iCIMS, Inc., as borrower, Cersei Parent Holdings, LLC, as a guarantor, Cersei Intermediate Holdings, Inc., as a guarantor, each of the other guarantors party thereto, a syndicate of lenders and Goldman Sachs Middle Market Lending Corp., as administrative agent and collateral agent

10.2	Assumption Agreement and Amendment No. 1, dated as of June 14, 2019, among iCIMS, Inc., Cersei Parent Holdings, LLC, Cersei Intermediate Holdings, Inc., each of the other credit parties party thereto, the lenders party thereto and Goldman Sachs Middle Market Lending Corp., as administrative agent

10.3	Assumption Agreement and Amendment No. 2, dated as of November 16, 2020, among iCIMS, Inc., Cersei Parent Holdings, LLC, Cersei Intermediate Holdings, Inc., each of the other credit parties party thereto, the lenders party thereto and Goldman Sachs Middle Market Lending Corp., as administrative agent and collateral agent

10.4**	Master Services Agreement, effective as of September 12, 2018, by and between Vista Consulting Group, LLC and Cersei Topco, LLC (n/k/a iCIMS Holding LLC), Cersei Parent Holdings, LLC, Cersei Intermediate Holdings, Inc. and iCIMS, Inc.

10.5+**	Management Agreement, effective as of September 12, 2018, by and between Vista Equity Partners Management, LLC and Cersei Topco, LLC (n/k/a iCIMS Holding LLC), Cersei Parent Holdings, LLC, Cersei Intermediate Holdings, Inc. and iCIMS, Inc.

10.6+**	Employment Agreement, dated as of February 10, 2020, by and between N. Steven Lucas and iCIMS, Inc.

10.7+**	Employment Agreement, dated as of November 12, 2018, by and between Valerie Rainey and iCIMS, Inc.

10.8+**	Employment Agreement, dated as of May 4, 2020, by and between Diane Fanelli and iCIMS, Inc.

10.9+*	Form of iCIMS Holding Corp. 2021 Omnibus Incentive Plan

10.10+*	Form of Incentive Stock Option Agreement

10.11+*	Form of Restricted Stock Agreement

10.12+*	Form of Nonqualified Stock Option Agreement

10.13+*	Form of Stock Appreciation Rights Agreement

10.14+*	Form of Restricted Stock Unit Agreement

10.15+	Form of Indemnification Agreement

Exhibit Number	Description

10.16	Form of Director Nomination Agreement

10.17	Lease Agreement, dated as of July 8, 2016, by and between iCIMS, Inc. and Somerset Holmdel Development I Urban Renewal, L.P.
10.18	First Amendment to Lease Agreement, dated as of October 27, 2016, by and between iCIMS, Inc. and Somerset Holmdel Development I Urban Renewal, L.P.
10.19	Second Amendment to Lease Agreement, dated as of September 2017, by and between iCIMS, Inc. and Somerset Holmdel Development I Urban Renewal, L.P.
10.20	Third Amendment to Lease Agreement, dated as of May 10, 2019, by and between iCIMS, Inc. and Bell Works Master Tenant, LLC (as successor in interest to Somerset Holmdel Development I Urban Renewal, L.P.

21.1	List of subsidiaries of iCIMS Holding Corp.

23.1*	Consent of Deloitte & Touche LLP

23.2*	Consent of Kirkland & Ellis LLP (included in Exhibit 5.1)

23.3**	Consent of Forrester Consulting

23.4**	Consent of Information Services Group, Inc.

24.1*	Powers of attorney (included on signature page)

*	Indicates to be filed by amendment.
**	Previously filed.
+	Indicates a management contract or compensatory plan or arrangement.

(ii) Financial statement schedules

No financial statement schedules are provided because the information called for is not applicable or is shown in the financial statements or notes.

Item 17. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this Registration Statement, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective;

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Holmdel, New Jersey, on                 , 2021.

iCIMS Holding Corp.

By:
Name:	N. Steven Lucas
Title:	Chief Executive Officer

POWER OF ATTORNEY

The undersigned directors and officers of iCIMS Holding Corp. hereby appoint each of                ,                  and                , as attorney-in-fact for the undersigned, with full power of substitution and resubstitution, for and in the name, place and stead of the undersigned, to sign and file with the Securities and Exchange Commission under the Securities Act of 1933 any and all amendments (including post-effective amendments) and exhibits to this registration statement on Form S-1 (or any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933) and any and all applications and other documents to be filed with the Securities and Exchange Commission pertaining to the registration of the securities covered hereby, with full power and authority to do and perform any and all acts and things whatsoever requisite and necessary or desirable, hereby ratifying and confirming all that said attorney-in-fact, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

N. Steven Lucas	Chief Executive Officer (Principal Executive Officer)

Valerie Rainey	Chief Financial Officer (Principal Financial and Accounting Officer)

Adrian R. Alonso	Director

Nancy Disman	Director

Scott Feldman	Director

Brooke Nakatsukasa	Director

Nick Prickel	Director

Signature	Title	Date

Maneet S. Saroya	Director

Alan Schwartz	Director

Nadeem Syed	Director

Johnny C. Taylor, Jr.	Director

Alessandra G. Yockelson	Director